DREYFUS PREMIER STATE MUNICIPAL BOND FUND

                    MATTERS SUBMITTED TO A VOTE OF SECURITY HOLDERS

         A Special Meeting of Shareholders of the Texas Series of Dreyfus Premier State Municipal Bond Fund was held on March 1, 2007. The following matter was duly approved:

         An Agreement and Plan of Reorganization, and the transactions provided therein, including the transfer of all of the assets, subject to liabilities, attributable to Class A, Class B and Class C shares of the Texas Series to Dreyfus Premier State Municipal Bond Fund, in exchange for Class A, Class B and Class C shares of Dreyfus Premier Select Municipal Bond Fund, having an aggregate net asset value equal to the value of the Texas Series' net assets and the assumption of the Texas Series' stated liabilities by Dreyfus Premier Select Municipal Bond Fund, the distribution of such shares to the Class A, Class B and Class C shareholders of the Texas Series, in liquidation of the Texas Series, and the subsequent termination of the Texas Series as a series of Dreyfus Premier State Municipal Bond Fund.


     Affirmative Votes:          Negative Votes:        Abstained from Voting:

     1,232,699.544               92,786.998                      46,553.811